October 30, 2019

David K. Ure
Chief Financial Officer
Mercer International Inc.
Suite 1120, 700 West Pender Street
Vancouver, British Columbia
Canada, V6C 1G8

       Re: Mercer International Inc.
           Registration Statement on Form S-4
           Filed October 22, 2019
           File No. 333-234294

Dear Mr. Ure:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Sherry Haywood at (202) 551-3345 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing